SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Niu Technologies

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

65481N 100**

(CUSIP Number)

Glenn Solomon

3000 Sand Hill Road Building 4, Suite 230

Menlo Park, California 94025

United States of America

(650) 475-2150

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 23, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**

CUSIP number 65481N 100 has been assigned to the American depositary shares (“ADSs”) of the Issuer, which are quoted on The Nasdaq Stock Market under the symbol “NIU.” Each ADS represents two Class A Ordinary Shares of the Issuer. No CUSIP number has been assigned to the Class A Ordinary Shares of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65481N 100	13D	Page 2

1.	Name of Reporting Persons GGV Capital V L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 12,591,214 ordinary shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 12,591,214 ordinary shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,591,214 ordinary shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 9.8% of Class A ordinary shares (8.5% of ordinary shares) (3)
14.	Type of Reporting Person (see instructions) PN

(1)

This Schedule is filed by GGV Capital V L.P., GGV Capital V Entrepreneurs Fund L.P., GGV Capital V L.L.C., GGV Capital Select L.P., GGV Capital Select L.L.C., Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee (collectively, the “Reporting Persons”). These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

Consists of 12,591,214 Class A ordinary shares held by GGV Capital V L.P. GGV Capital V L.L.C. serves as the General Partner of GGV Capital V L.P. As such, GGV Capital V L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital V L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital V L.P. GGV Capital V L.L.C. owns no securities of the Issuer directly. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee are Managing Directors of GGV Capital V L.L.C. As such, Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee possess power to direct the voting and disposition of the shares owned by GGV Capital V L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital V L.P. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee own no securities of the Issuer directly.

(3)

The percentage of ordinary shares beneficially owned by each of the Reporting Persons as of December 31, 2018 is based on a total of 148,674,058 ordinary shares (being the sum of 128,032,038 Class A ordinary shares and 20,642,020 Class B ordinary shares) of the Issuer outstanding as of December 31, 2018. The percentage of Class A ordinary shares beneficially owned by each of the Reporting Persons is based on 128,032,020 Class A ordinary shares outstanding as of December 31, 2018. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP No. 65481N 100	13D	Page 3

1.	Name of Reporting Persons GGV Capital V Entrepreneurs Fund L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 462,099 ordinary shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 462,099 ordinary shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 462,099 ordinary shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.4% of Class A ordinary shares (0.3% of ordinary shares) (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Consists of 462,099 Class A ordinary shares held by GGV Capital V Entrepreneurs Fund L.P. GGV Capital V L.L.C. serves as the General Partner of GGV Capital V Entrepreneurs Fund L.P. As such, GGV Capital V L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital V Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital V Entrepreneurs Fund L.P. GGV Capital V L.L.C. owns no securities of the Issuer directly. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee are Managing Directors of GGV Capital V L.L.C. As such, Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee possess power to direct the voting and disposition of the shares owned by GGV Capital V Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital V Entrepreneurs Fund L.P. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee own no securities of the Issuer directly.

(3)

The percentage of ordinary shares beneficially owned by each of the Reporting Persons as of December 31, 2018 is based on a total of 148,674,058 ordinary shares (being the sum of 128,032,038 Class A ordinary shares and 20,642,020 Class B ordinary shares) of the Issuer outstanding as of December 31, 2018. The percentage of Class A ordinary shares beneficially owned by each of the Reporting Persons is based on 128,032,020 Class A ordinary shares outstanding as of December 31, 2018. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP No. 65481N 100	13D	Page 4

1.	Name of Reporting Persons GGV Capital Select L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 4,237,069 ordinary shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 4,237,069 ordinary shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,237,069 ordinary shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 3.3% of Class A ordinary shares (2.8% of ordinary shares) (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Consists of (i) 2,014,847 Class A ordinary shares and (ii) 2,222,222 Class A ordinary shares represented by 1,111,111 American Depositary Shares (“ADS”) held by GGV Capital Select L.P. Each ADS represents two Class A ordinary shares. GGV Capital Select L.L.C. serves as the General Partner of GGV Capital Select L.P. As such, GGV Capital Select L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital Select L.P. GGV Capital Select L.L.C. owns no securities of the Issuer directly. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee are Managing Directors of GGV Capital Select L.L.C. As such, Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee possess power to direct the voting and disposition of the shares owned by GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital Select L.P. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee own no securities of the Issuer directly.

(3)

The percentage of ordinary shares beneficially owned by each of the Reporting Persons as of December 31, 2018 is based on a total of 148,674,058 ordinary shares (being the sum of 128,032,038 Class A ordinary shares and 20,642,020 Class B ordinary shares) of the Issuer outstanding as of December 31, 2018. The percentage of Class A ordinary shares beneficially owned by each of the Reporting Persons is based on 128,032,020 Class A ordinary shares outstanding as of December 31, 2018. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP No. 65481N 100	13D	Page 5

1.	Name of Reporting Persons GGV Capital V L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 13,053,313 ordinary shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 13,053,313 ordinary shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,053,313 ordinary shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 10.2% of Class A ordinary shares (8.8% of ordinary shares) (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Consists of (i) 12,591,214 Class A ordinary shares held by GGV Capital V L.P. and (ii) 462,099 Class A ordinary shares held by GGV Capital V Entrepreneurs Fund L.P. GGV Capital V L.L.C. serves as the General Partner of GGV Capital V L.P. and GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.L.C. serves as the General Partner of GGV Capital Select L.P. As such, GGV Capital V L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital V L.P. and GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital V L.P., GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.P. GGV Capital V L.L.C. and GGV Capital Select L.L.C. own no securities of the Issuer directly. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee are Managing Directors of GGV Capital V L.L.C. and GGV Capital Select L.L.C. As such, Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee possess power to direct the voting and disposition of the shares owned by GGV Capital V L.P., GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital V L.P., GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.P. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee own no securities of the Issuer directly.

(3)

The percentage of ordinary shares beneficially owned by each of the Reporting Persons as of December 31, 2018 is based on a total of 148,674,058 ordinary shares (being the sum of 128,032,038 Class A ordinary shares and 20,642,020 Class B ordinary shares) of the Issuer outstanding as of December 31, 2018. The percentage of Class A ordinary shares beneficially owned by each of the Reporting Persons is based on 128,032,020 Class A ordinary shares outstanding as of December 31, 2018. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP No. 65481N 100	13D	Page 6

1.	Name of Reporting Persons GGV Capital Select L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 4,237,069 ordinary shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 4,237,069 ordinary shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,237,069 ordinary shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 3.3% of Class A ordinary shares (2.8% of ordinary shares) (3)(4)
14.	Type of Reporting Person (see instructions) OO

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Consists of (i) 2,014,847 Class A ordinary shares held by GGV Capital Select L.P. and (ii) 2,222,222 Class A ordinary shares represented by 1,111,111 ADSs held by GGV Capital Select L.P. . GGV Capital V L.L.C. serves as the General Partner of GGV Capital V L.P. and GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.L.C. serves as the General Partner of GGV Capital Select L.P. As such, GGV Capital V L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital V L.P. and GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital V L.P., GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.P. GGV Capital V L.L.C. and GGV Capital Select L.L.C. own no securities of the Issuer directly. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee are Managing Directors of GGV Capital V L.L.C. and GGV Capital Select L.L.C. As such, Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee possess power to direct the voting and disposition of the shares owned by GGV Capital V L.P., GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital V L.P., GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.P. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee own no securities of the Issuer directly.

(3)

The percentage of ordinary shares beneficially owned by each of the Reporting Persons as of December 31, 2018 is based on a total of 148,674,058 ordinary shares (being the sum of 128,032,038 Class A ordinary shares and 20,642,020 Class B ordinary shares) of the Issuer outstanding as of December 31, 2018. The percentage of Class A ordinary shares beneficially owned by each of the Reporting Persons is based on 128,032,020 Class A ordinary shares outstanding as of December 31, 2018. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP No. 65481N 100	13D	Page 7

1.	Name of Reporting Persons Jixun Foo
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 17,290,382 ordinary shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 17,290,382 ordinary shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,290,382 ordinary shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 13.5% of Class A ordinary shares (11.6% of ordinary shares) (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Consists of (i) 12,591,214 Class A ordinary shares held by GGV Capital V L.P., (ii) 462,099 Class A ordinary shares held by GGV Capital V Entrepreneurs Fund L.P., (iii) 2,014,847 Class A ordinary shares held by GGV Capital Select L.P. and (iv) 2,222,222 Class A ordinary shares represented by 1,111,111 ADSs held by GGV Capital Select L.P. GGV Capital V L.L.C. serves as the General Partner of GGV Capital V L.P. and GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.L.C. serves as the General Partner of GGV Capital Select L.P. As such, GGV Capital V L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital V L.P. and GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital V L.P., GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.P. GGV Capital V L.L.C. and GGV Capital Select L.L.C. own no securities of the Issuer directly. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee are Managing Directors of GGV Capital V L.L.C. and GGV Capital Select L.L.C. As such, Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee possess power to direct the voting and disposition of the shares owned by GGV Capital V L.P., GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital V L.P., GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.P. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee own no securities of the Issuer directly.

(3)

The percentage of ordinary shares beneficially owned by each of the Reporting Persons as of December 31, 2018 is based on a total of 148,674,058 ordinary shares (being the sum of 128,032,038 Class A ordinary shares and 20,642,020 Class B ordinary shares) of the Issuer outstanding as of December 31, 2018. The percentage of Class A ordinary shares beneficially owned by each of the Reporting Persons is based on 128,032,020 Class A ordinary shares outstanding as of December 31, 2018. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP No. 65481N 100	13D	Page 8

1.	Name of Reporting Persons Glenn Solomon
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 17,290,382 ordinary shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 17,290,382 ordinary shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,290,382 ordinary shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 13.5% of Class A ordinary shares (11.6% of ordinary shares) (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Consists of (i) 12,591,214 Class A ordinary shares held by GGV Capital V L.P., (ii) 462,099 Class A ordinary shares held by GGV Capital V Entrepreneurs Fund L.P., (iii) 2,014,847 Class A ordinary shares held by GGV Capital Select L.P. and (iv) 2,222,222 Class A ordinary shares represented by 1,111,111 ADSs held by GGV Capital Select L.P. GGV Capital V L.L.C. serves as the General Partner of GGV Capital V L.P. and GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.L.C. serves as the General Partner of GGV Capital Select L.P. As such, GGV Capital V L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital V L.P. and GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital V L.P., GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.P. GGV Capital V L.L.C. and GGV Capital Select L.L.C. own no securities of the Issuer directly. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee are Managing Directors of GGV Capital V L.L.C. and GGV Capital Select L.L.C. As such, Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee possess power to direct the voting and disposition of the shares owned by GGV Capital V L.P., GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital V L.P., GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.P. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee own no securities of the Issuer directly.

(3)

The percentage of ordinary shares beneficially owned by each of the Reporting Persons as of December 31, 2018 is based on a total of 148,674,058 ordinary shares (being the sum of 128,032,038 Class A ordinary shares and 20,642,020 Class B ordinary shares) of the Issuer outstanding as of December 31, 2018. The percentage of Class A ordinary shares beneficially owned by each of the Reporting Persons is based on 128,032,020 Class A ordinary shares outstanding as of December 31, 2018. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP No. 65481N 100	13D	Page 9

1.	Name of Reporting Persons Jeffrey Gordon Richards
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 17,290,382 ordinary shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 17,290,382 ordinary shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,290,382 ordinary shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 13.5% of Class A ordinary shares (11.6% of ordinary shares) (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Consists of (i) 12,591,214 Class A ordinary shares held by GGV Capital V L.P., (ii) 462,099 Class A ordinary shares held by GGV Capital V Entrepreneurs Fund L.P., (iii) 2,014,847 Class A ordinary shares held by GGV Capital Select L.P. and (iv) 2,222,222 Class A ordinary shares represented by 1,111,111 ADSs held by GGV Capital Select L.P. GGV Capital V L.L.C. serves as the General Partner of GGV Capital V L.P. and GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.L.C. serves as the General Partner of GGV Capital Select L.P. As such, GGV Capital V L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital V L.P. and GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital V L.P., GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.P. GGV Capital V L.L.C. and GGV Capital Select L.L.C. own no securities of the Issuer directly. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee are Managing Directors of GGV Capital V L.L.C. and GGV Capital Select L.L.C. As such, Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee possess power to direct the voting and disposition of the shares owned by GGV Capital V L.P., GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital V L.P., GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.P. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee own no securities of the Issuer directly.

(3)

The percentage of ordinary shares beneficially owned by each of the Reporting Persons as of December 31, 2018 is based on a total of 148,674,058 ordinary shares (being the sum of 128,032,038 Class A ordinary shares and 20,642,020 Class B ordinary shares) of the Issuer outstanding as of December 31, 2018. The percentage of Class A ordinary shares beneficially owned by each of the Reporting Persons is based on 128,032,020 Class A ordinary shares outstanding as of December 31, 2018. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP No. 65481N 100	13D	Page 10

1.	Name of Reporting Persons Hans Tung
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 17,290,382 ordinary shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 17,290,382 ordinary shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,290,382 ordinary shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 13.5% of Class A ordinary shares (11.6% of ordinary shares) (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Consists of (i) 12,591,214 Class A ordinary shares held by GGV Capital V L.P., (ii) 462,099 Class A ordinary shares held by GGV Capital V Entrepreneurs Fund L.P., (iii) 2,014,847 Class A ordinary shares held by GGV Capital Select L.P. and (iv) 2,222,222 Class A ordinary shares represented by 1,111,111 ADSs held by GGV Capital Select L.P. GGV Capital V L.L.C. serves as the General Partner of GGV Capital V L.P. and GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.L.C. serves as the General Partner of GGV Capital Select L.P. As such, GGV Capital V L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital V L.P. and GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital V L.P., GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.P. GGV Capital V L.L.C. and GGV Capital Select L.L.C. own no securities of the Issuer directly. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee are Managing Directors of GGV Capital V L.L.C. and GGV Capital Select L.L.C. As such, Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee possess power to direct the voting and disposition of the shares owned by GGV Capital V L.P., GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital V L.P., GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.P. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee own no securities of the Issuer directly.

(3)

The percentage of ordinary shares beneficially owned by each of the Reporting Persons as of December 31, 2018 is based on a total of 148,674,058 ordinary shares (being the sum of 128,032,038 Class A ordinary shares and 20,642,020 Class B ordinary shares) of the Issuer outstanding as of December 31, 2018. The percentage of Class A ordinary shares beneficially owned by each of the Reporting Persons is based on 128,032,020 Class A ordinary shares outstanding as of December 31, 2018. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP No. 65481N 100	13D	Page 11

1.	Name of Reporting Persons Jenny Hong Wei Lee
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 17,290,382 ordinary shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 17,290,382 ordinary shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,290,382 ordinary shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 13.5% of Class A ordinary shares (11.6% of ordinary shares) (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Consists of (i) 12,591,214 Class A ordinary shares held by GGV Capital V L.P., (ii) 462,099 Class A ordinary shares held by GGV Capital V Entrepreneurs Fund L.P., (iii) 2,014,847 Class A ordinary shares held by GGV Capital Select L.P. and (iv) 2,222,222 Class A ordinary shares represented by 1,111,111 ADSs held by GGV Capital Select L.P. GGV Capital V L.L.C. serves as the General Partner of GGV Capital V L.P. and GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.L.C. serves as the General Partner of GGV Capital Select L.P. As such, GGV Capital V L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital V L.P. and GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital V L.P., GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.P. GGV Capital V L.L.C. and GGV Capital Select L.L.C. own no securities of the Issuer directly. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee are Managing Directors of GGV Capital V L.L.C. and GGV Capital Select L.L.C. As such, Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee possess power to direct the voting and disposition of the shares owned by GGV Capital V L.P., GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital V L.P., GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.P. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee own no securities of the Issuer directly.

(3)

The percentage of ordinary shares beneficially owned by each of the Reporting Persons as of December 31, 2018 is based on a total of 148,674,058 ordinary shares (being the sum of 128,032,038 Class A ordinary shares and 20,642,020 Class B ordinary shares) of the Issuer outstanding as of December 31, 2018. The percentage of Class A ordinary shares beneficially owned by each of the Reporting Persons is based on 128,032,020 Class A ordinary shares outstanding as of December 31, 2018. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Introductory Note: This statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) is being filed on behalf of GGV Capital V L.P., a limited partnership organized under the laws of the State of Delaware, GGV Capital V Entrepreneurs Fund L.P., a limited partnership organized under the laws of the State of Delaware, GGV Capital V L.L.C., a limited liability company organized under the laws of the State of Delaware, GGV Capital Select L.P., a limited partnership organized under the laws of the State of Delaware, and GGV Capital Select L.L.C., a limited liability company organized under the laws of the State of Delaware (collectively, the “GGV Entities”), Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee (collectively with the GGV Entities, the “Reporting Persons”) in respect of the Class A ordinary shares, par value US$0.0001 per share (the “Class A Ordinary Shares”) of Niu Technologies (the “Issuer”).

Item 1.	Security and Issuer.

This statement relates to the Class A Ordinary Shares of the Issuer having its principal executive office at 11/F, Building A, No. 10 Wangjing Street, Chaoyang District, Beijing F4 100102, The People’s Republic of China.

Item 2.	Identity and Background.

(a) The name of the Reporting Persons are GGV Capital V L.P. (“GGV V”), GGV Capital V Entrepreneurs Fund L.P. (“GGV V Entrepreneurs”), GGV Capital V L.L.C., (“GGV V LLC”)., GGV Capital Select L.P. (“GGV Select”), GGV Capital Select L.L.C. (“GGV Select LLC”), Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee. A copy of their agreement in writing to file this statement of behalf of each of them is attached hereto as Exhibit 1. GGV V and GGV V Entrepreneurs are limited partnerships organized under the laws of the State of Delaware. GGV V LLC, a limited liability company organized under the laws of the State of Delaware, is the general partner of GGV V and GGV V Entrepreneurs. GGV Select is a limited partnership organized under the laws of the State of Delaware. GGV Select LLC, a limited liability company organized under the laws of the State of Delaware, is the general partner of GGV Select. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee are Managing Directors of GGV V LLC and GGV Select LLC.

(b) The business address for GGV V, GGV V Entrepreneurs, GGV V LLC, GGV Select, GGV Select LLC, and Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee is 3000 Sand Hill Road, Building 4, Suite 230, Menlo Park, California 94025, United States of America.

(c) Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee are Managing Directors of GGV V LLC and GGV Select LLC. The address for Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee is 3000 Sand Hill Road, Building 4, Suite 230, Menlo Park, California 94025, United States of America. The principal business for each of the forgoing reporting persons is the venture capital investment business.

(d) During the last five years, none of the Reporting Persons, to the knowledge of the Reporting Persons, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, to the knowledge of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) GGV V and GGV V Entrepreneurs are limited partnerships organized under the laws of the State of Delaware. GGV V LLC is a limited liability company organized under the laws of the State of Delaware. GGV Select is a limited partnership organized under the laws of the State of Delaware. GGV Select LLC is a limited liability company organized under the laws of the State of Delaware. Mr. Jixun Foo and Ms. Jenny Hong Wei Lee are citizens of Singapore. Messrs. Glenn Solomon, Jeffrey Gordon Richards and Hans Tung are citizens of the United States of America.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling GGV V LLC and GGV Select LLC (the “Listed Persons”) required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.

Item 3.	Source and Amount of Funds or Other Consideration.

On October 18, 2018, the Issuer’s Registration Statement on Form F-1 (Registration No. 333- 227497, filed with the Commission in connection with the initial public offering (the “IPO”) of its ADSs, was declared effective by the Commission. The closing of the IPO took place on October 23, 2018. GGV Select purchased 1,111,111 ADSs in the IPO. The Reporting Persons received the funds used to purchase the Issuer’s securities from their respective general and limited partners.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the securities described herein for investment purposes with the aim of increasing the value of their investments.

Subject to applicable legal requirements, one or more of the GGV Entities may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the GGV Entities’ ownership of the Issuer’s securities, other opportunities available to the GGV Entities, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the GGV Entities may dispose of all or a portion of their securities of the Issuer at any time. Each of the GGV Entities reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Ms. Jenny Hong Wei Lee serves as a member of the Board of Directors of the Issuer.

Other than as described above in this Item 4, none of the GGV Entities have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being de-listed from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 5 (a) and (b). Interest in Securities of the Issuer.

The following information with respect to the ownership of Class A Ordinary Shares by the Reporting Persons filing this statement on Schedule 13D is provided as of February 11, 2019:

Reporting Persons	Shares Held Directly (1)	Shared Voting Power (1)	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class A Ordinary Shares (3, 4)
GGV V	12,591,214	12,591,214	12,591,214	12,591,214	9.8% of Class A ordinary shares (8.5% of ordinary shares)
GGV V Entrepreneurs	462,099	462,099	462,099	462,099	0.4% of Class A ordinary shares (0.3% of ordinary shares)
GGV V LLC (2)	0	13,053,313	13,053,313	13,053,313	10.2% of Class A ordinary shares (8.8% of ordinary shares)
GGV Select	4,237,069	4,237,069	4,237,069	4,237,069	3.3% of Class A ordinary shares (2.8% of ordinary shares)
GGV Select LLC (2)	0	4,237,069	4,237,069	4,237,069	3.3% of Class A ordinary shares (2.8% of ordinary shares)
Jixun Foo (2)	0	17,290,382	17,290,382	17,290,382	13.5% of Class A ordinary shares (11.6% of ordinary shares)
Glenn Solomon (2)	0	17,290,382	17,290,382	17,290,382	13.5% of Class A ordinary shares (11.6% of ordinary shares)
Jeffrey Gordon Richards (2)	0	17,290,382	17,290,382	17,290,382	13.5% of Class A ordinary shares (11.6% of ordinary shares)
Hans Tung (2)	0	17,290,382	17,290,382	17,290,382	13.5% of Class A ordinary shares (11.6% of ordinary shares)
Jenny Hong Wei Lee (2)	0	17,290,382	17,290,382	17,290,382	13.5% of Class A ordinary shares (11.6% of ordinary shares)

(1)	Represents the number of Class A Ordinary Shares (including shares represented by ADSs) held by the Reporting Persons.
(2)

GGV Capital V L.L.C. serves as the General Partner of GGV Capital V L.P. and GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.L.C. serves as the General Partner of GGV Capital Select L.P. As such, GGV Capital V L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital V L.P. and GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital V L.P., GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.P. GGV Capital V L.L.C. and GGV Capital Select L.L.C. own no securities of the Issuer directly. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee are Managing Directors of GGV Capital V L.L.C. and GGV Capital Select L.L.C. As such, Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee possess power to direct the voting and disposition of the shares owned by GGV Capital V L.P., GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital V L.P., GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.P. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee own no securities of the Issuer directly.

(3)	The percentage of Class A Ordinary Shares beneficially owned by each of the Reporting Persons is based on 128,032,020 Class A ordinary shares outstanding as of December 31, 2018.
(4)

The percentage of ordinary shares beneficially owned by each of the Reporting Persons is based on a total of 148,674,058 ordinary shares (being the sum of 128,032,038 Class A ordinary shares and 20,642,020 Class B ordinary shares) of the Issuer outstanding as of December 31, 2018. Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis, whereas Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

Item 5(c).	Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Class A Ordinary Shares during the past 60 days.

Item 5(d).	No other person is known to have the right to receive or the power to direct the receipt of dividends from or any proceeds from the sale of ADS beneficially owned by the Reporting Persons.

Item 5(e).	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.

Lockup Agreements

The shareholders of the Issuer, including the GGV Entities, as well as each of the Issuer’s directors (including Ms. Jenny Hong Wei Lee), has agreed, for a period extending through April 16, 2019, subject to certain exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of the Issuer’s ordinary shares or the ADSs or securities that are substantially similar to the Issuer’s ordinary shares or the ADSs, without the prior written consent of the representatives of the underwriters for the IPO.

Fourth Amended and Restated Shareholders Agreement

Certain shareholders of the Issuer, including the GGV Entities, are parties to that certain Fourth Amended and Restated Shareholders Agreement (the “Shareholders Agreement”), pursuant to which such shareholders have received certain registration rights. Set forth below is a description of the registration rights granted under the shareholders agreement.

Demand Registration Rights. At any time after April 16, 2019, holders of at least 10% of the registrable securities (including ordinary shares issued upon conversion of preferred shares) then outstanding have the right to demand that the Issuer file a registration statement of all registrable securities that the holders request to be registered and included in such registration by written notice. At least fifty percent (50%) of the registrable securities requested by the holders to be included in such underwriting and registration shall be so included. The Issuer has the right to defer filing of a registration statement for a period of not more than 90 days after the receipt of the request of the initiating holders if the Issuer furnishes to the holders requesting registration a certificate signed by the Issuer’s president or chief executive officer stating that in the good faith judgment of the Issuer’s board of directors, it would be materially detrimental to the Issuer and its shareholders for such registration statement to be filed at such time. However, the Issuer cannot exercise the deferral right more than once in any twelve-month period. The issuer is obligated to effect no more than three demand registrations, other than demand registrations to be effected pursuant to a registration statement on Form F-3, for which an unlimited number of demand registrations shall be permitted.

Piggyback Registration Rights. If the Issuer proposes to file a registration statement for a public offering of its securities, it must offer the holders of registrable securities an opportunity to include in the registration all or any part of the registrable securities held by such holders. If the managing underwriters of any underwritten offering determine in good faith that marketing factors require a limitation of the number of shares to be underwritten, and the number of shares that may be included in the registration and the underwriting shall be allocated (i) first, to the Issuer, (ii) second, to each holder requesting inclusion of its registrable securities in such registration statement on a pro rata basis based on the total number of registrable securities then held by each such holder, and (iii) third, to holders of other securities of the Issuer.

Form F-3 Registration Rights. The holders of registrable securities may request the Issuer to file an unlimited number of registration statements on Form F-3, if the Issuer is eligible to use Form F-3. The Issuer shall effect such registrations of securities on Form F-3 as soon as practicable following a request, subject to certain exceptions.

Expenses of Registration. The Issuer will bear all registration expenses, other than underwriting discounts and selling commissions, in connection with any registration.

Termination of Registration Rights. The foregoing registration rights will terminate upon the earlier of (i) the fifth anniversary of the completion of the IPO, (ii) as to any shareholder, when the shareholder together with its affiliates can sell all of its shares subject to registration rights in reliance on Rule 144 promulgated under the Securities Act without transfer restrictions, and (iii) the consummation of a liquidation event.

The foregoing descriptions of the lockup agreements and Shareholders Agreement are qualified in their entirety by reference to the form of lockup agreement and the Shareholders Agreement, which are filed as exhibits to this Schedule 13D and incorporated herein by reference. Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Materials to Be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Form of Lockup Agreement (incorporated by reference to Exhibit A-1 to Exhibit 1.1 to the Issuer’s Registration Statement on Form F-1 (Registration No. 333- 227497, filed on October 16, 2018).

Exhibit 3 – Shareholders Agreement (incorporated by reference to Exhibit 4.4 to the Issuer’s Registration Statement on Form F-1 (Registration No. 333- 227497, filed on September 24, 2018).

Exhibit 4 – Power of Attorney

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2019

GGV CAPITAL V L.P.
GGV CAPITAL V ENTREPRENEURS FUND L.P.
BY: GGV CAPITAL V L.L.C.
ITS: GENERAL PARTNER

By:	/s/ Stephen Hyndman
Stephen Hyndman
Attorney-in-Fact

GGV CAPITAL V L.L.C.

By:	/s/ Stephen Hyndman
Stephen Hyndman
Attorney-in-Fact

GGV CAPITAL SELECT L.P. BY: GGV CAPITAL SELECT L.L.C.
ITS: GENERAL PARTNER

By:	/s/ Stephen Hyndman
Stephen Hyndman
Attorney-in-Fact

GGV CAPITAL SELECT L.L.C.

By:	/s/ Stephen Hyndman
Stephen Hyndman
Attorney-in-Fact

/s/ Jixun Foo
Jixun Foo

/s/ Glenn Solomon
Glenn Solomon

/s/ Jeffrey Gordon Richards
Jeffrey Gordon Richards

/s/ Hans Tung
Hans Tung

/s/ Jenny Hong Wei Lee
Jenny Hong Wei Lee

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE I

Jixun Foo

c/o GGV Capital

3000 Sand Hill Road, Building 4, Suite 230

Menlo Park, California 94025

United States of America

Citizenship: Singapore

Principal Occupation:	Managing Director of GGV Capital V L.L.C., which serves as the general partner of GGV Capital V L.P. and GGV Capital V Entrepreneurs Fund L.P. Managing Director of GGV Capital Select L.L.C., which serves as the general partner of GGV Capital Select L.P.

Glenn Solomon

c/o GGV Capital

3000 Sand Hill Road, Building 4, Suite 230

Menlo Park, California 94025

United States of America

Citizenship: United States of America

Principal Occupation:	Managing Director of GGV Capital V L.L.C., which serves as the general partner of GGV Capital V L.P. and GGV Capital V Entrepreneurs Fund L.P. Managing Director of GGV Capital Select L.L.C., which serves as the general partner of GGV Capital Select L.P.

Jeffrey Gordon Richards

c/o GGV Capital

3000 Sand Hill Road, Building 4, Suite 230

Menlo Park, California 94025

United States of America

Citizenship: United States of America

Principal Occupation:	Managing Director of GGV Capital V L.L.C., which serves as the general partner of GGV Capital V L.P. and GGV Capital V Entrepreneurs Fund L.P. Managing Director of GGV Capital Select L.L.C., which serves as the general partner of GGV Capital Select L.P.

Hans Tung

c/o GGV Capital

3000 Sand Hill Road, Building 4, Suite 230

Menlo Park, California 94025

United States of America

Citizenship: United States of America

Principal Occupation:	Managing Director of GGV Capital V L.L.C., which serves as the general partner of GGV Capital V L.P. and GGV Capital V Entrepreneurs Fund L.P. Managing Director of GGV Capital Select L.L.C., which serves as the general partner of GGV Capital Select L.P.

Jenny Hong Wei Lee

c/o GGV Capital

3000 Sand Hill Road, Building 4, Suite 230

Menlo Park, California 94025

United States of America

Citizenship: Singapore

Principal Occupation:	Managing Director of GGV Capital V L.L.C., which serves as the general partner of GGV Capital V L.P. and GGV Capital V Entrepreneurs Fund L.P. Managing Director of GGV Capital Select L.L.C., which serves as the general partner of GGV Capital Select L.P.